                            UNITED STATES SECURITIES
                             AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                               MAILKEY CORPORATION
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

                                    000-29331
                            -------------------------
                            (Commission File Number)


                 NEVADA                                 76-0270295
--------------------------------------  ----------------------------------------
   (State or other jurisdiction of        (IRS Employer Identification Number)
   Incorporation of organization)


                             130 SHAFTESBURY AVENUE
                             LONDON, ENGLAND W1B 5EU
            ---------------------------------------------------------
                    (Address of Principal Executive Offices)

                               011-44-2070-310821
            ---------------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

                               MAILKEY CORPORATION

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

MAILKEY CORPORATION IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY MAILKEY CORPORATION'S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

     This Information Statement is being furnished to the holders of record on April 23, 2004, of the outstanding shares of common stock, $.001 par value per share ("Common Stock"), of MailKey Corporation (f/k/a Global Diversified Acquisition Corp.), a Nevada corporation (the "Company"), in connection with the designation by MK Secure Solutions Limited, a British Virgin Islands private limited company ("MK Secure Solutions"), of at least a majority of the members of the board of directors of the Company, pursuant to the terms of that certain Agreement and Plan of Merger, dated February 20, 2004, by and among the Company, GD Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company ("Acquisition Sub"), MK Secure Solutions, and Westvale Consultants Limited, a principal shareholder of MK Secure Solutions (the "Shareholder"), as amended by that certain First Amendment to Agreement and Plan of Merger, dated March 23, 2004, by and among the Company, Acquisition Sub, MK Secure Solutions and the Shareholder (as amended, the "Merger Agreement"). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

     In accordance with the terms of the Merger Agreement, immediately prior to the closing of the Merger (as defined below), the Company: (i) received a letter of resignation from Andrew J. Kacic as a member of its board of directors, which resignation was effective at 12:00 noon eastern standard time on March 26, 2004,
(ii) received letters of resignation from John W. Shaffer and Raymond J. Bills, constituting all of the remaining members of the Company's board of directors as it existed immediately prior to the closing of the Merger (as defined below), such resignations to be effective upon the later of ten (10) days after the later of the date this Information Statement is filed with the Securities and Exchange Commission ("SEC") and the date this Information Statement is mailed to the Company's shareholders, and (iii) appointed Tim Dean-Smith and Graham Norton-Standen to serve as directors of the Company, which appointments became effective immediately upon the closing of the Merger.

     This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

                          Change in Control Transaction
                          -----------------------------

     On March 25, 2004, Acquisition Sub merged with and into MK Secure Solutions, with MK Secure Solutions remaining as the surviving corporation (the "Merger"). Pursuant to the terms of the Merger Agreement, upon the consummation of the Merger, the Company issued (a) 26,246,000 shares of Common Stock to the holders of ordinary shares, Preferred A Shares and Preferred B Shares of MK Secure Solutions, (b) options and warrants to purchase additional shares of Common Stock to the holders of warrants and options of MK Secure Solutions, and
(c) loan units convertible into additional shares of Common Stock to the loan unit holders of MK Secure Solutions (collectively, the "MK Security Holders"), in consideration for which the Company received (x) all of the issued and outstanding ordinary shares, Preferred A Shares and Preferred B Shares of MK Secure Solutions, (y) all of the options and warrants to purchase ordinary shares of MK Secure Solutions, and (z) all of the loan units convertible into ordinary shares of MK Secure Solutions. Immediately after the consummation of the Merger, the MK Security Holders owned approximately ninety-four percent (94%) of the then issued and outstanding shares of Common Stock.

                                Voting Securities
                                -----------------

         The Common Stock is the only class of equity securities of the Company that is currently outstanding and entitled to vote at a meeting of the Company's shareholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of April 23, 2004, there were 28,865,238 shares of Common Stock outstanding.

                    Board of Directors and Executive Officers
                    -----------------------------------------

     Directors are elected at the annual meeting of shareholders or by written consent of the shareholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed. During the fiscal year ended March 31, 2004, the Board of Directors held no meetings. All actions of the Board of Directors were taken by written consent. The Company currently has no standing audit, nominating or compensation committees of the Board of Directors.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS IMMEDIATELY PRIOR TO THE MERGER

     Immediately prior to the closing of the Merger, the Company's Board of Directors consisted of Andrew J. Kacic, John W. Shaffer and Raymond J. Bills, and the Company's executive officers consisted of Mr. Kacic, who was the Chief Executive Officer, and Mr. Shaffer, who was the Chief Financial Officer and Secretary. The following sets forth certain information concerning the experience and background of Mssrs. Kacic, Shaffer and Bills.

     ANDREW J. KACIC was the Chairman of the Board and Chief Executive Officer of the Company from November 2002 until March 26, 2004. Since February 1980, he has been the President of Advisory Services, Inc., a privately-held business and financial advisory firm, specializing in mergers, acquisitions and restructurings. Since September 2001, he has been the Chairman and Chief Executive Officer of GlobalNet Energy Corp., a public company seeking

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

energy opportunities in oil, gas and transmission. From December 1998 until November 2000, he was Chief Financial Officer of Beaudry Motor Company, an automobile franchisee and retirement vehicle dealer. From July 1997 until June 1998, he was the Chairman and Chief Executive Officer of Autocorp Equities, Inc., a public company engaged in the business of selling sub-prime automobiles.

     JOHN W. SHAFFER has been a Director of the Company since November 2002, and was the Chief Financial Officer and Secretary of the Company from November 2002 until March 25, 2004. Since 1992, he has been a Director and the Secretary of Corporate Communications Network, Inc., a private financial public relations company, and has served as a director of various privately-owned companies.

     RAYMOND A. BILLS has been a director of the Company since November 2002. Since 1969, he has been employed by Dictaphone Corporation in various positions, most recently as a major account manager and hospital specialist for the Phoenix, Arizona district.

CURRENT BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors currently consists of Graham Norton-Standen (Chairman), Tim Dean-Smith (Deputy Director), John W. Shaffer and Raymond J. Bills. The Company's executive officers currently consist of Mr. Norton-Standen, who is the Chief Executive Officer, Chief Financial Officer and Secretary. The following sets forth certain information concerning the experience and background of Messrs. Norton-Standen and Dean-Smith.

     GRAHAM NORTON-STANDEN, age 47, has been the Chairman, Chief Executive Officer and Chief Financial Officer of the Company since the closing of the Merger, and has been the Chairman and Chief Executive Officer of MK Secure Solutions since February 2004. From September 1999 to April 2001, Mr. Norton-Standen was the Chief Executive Officer of Gartner International, an information technology research company, where he was responsible for the business conducted by the company outside the United States. Mr. Norton-Standen was the President of the Strategic Growth Markets Group within Electronic Data Systems Corporation ("EDS"), an outsourcing company, from June 1996 to June 1999, where he oversaw the group's operations in 13 countries throughout Europe, the Middle East and Africa, and prior to that was the Managing Director for EDS' Communications and Media Division. Mr. Norton-Standen has also acquired experience at Digital Equipment Corporation, AT&T and Applied Intelligence Group, where he acted as a consultant to companies including British Telecom, Hewlett Packard, Deutsche Bank, Reuters, and ING Baring.

     TIM DEAN-SMITH, age 38, has been the Deputy Director of the Company since the closing of the Merger. Mr. Dean-Smith is the Founder of MK Secure Solutions, and served as its Chairman and Chief Executive Officer from its inception in March 2003 until February 2004. Mr. Dean-Smith provides venture capital and/or management and fund-raising services to various companies including Polestar Space Applications, an internet/GPS asset tracking business specializing in the commercial shipping and yachting markets, Nextbus, a San Francisco based company that provides real time bus arrival information to passengers via the

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

internet and mobile phone networks, ByBox, a logistics solutions company that produces locker banks that can be remotely programmed to enable the secure delivery of letters and parcels by couriers for consumers and businesses, Siam Supper Club, a restaurant and jazz bar located in Phuket, Thailand, and Power Pacific, a real estate brokerage firm located in Phuket, Thailand that engages in the acquisition, disposition and leasing of residential and non-residential real estate. Mr. Dean-Smith was also an early investor in Valuad, a financial analysis software company that was acquired in 2001, and Ibidlive, a technology company that enabled real time bidding in auctions via the internet, fixed phone lines and mobile phones that was acquired by QXL PLC in 2001, and was a founding investor and Chairman of Cube8 Group, an internet investment company that merged with Room Service Deliveries (UK) Limited in 2002. From 1992 to 1996, Mr. Dean-Smith engaged in the purchase, investment and development or refurbishment of commercial property and residential properties in London, England. Mr. Dean-Smith studied for an MBA at London Business School and the Haas School of Business (University of California, Berkeley), receiving his MBA in 1995, and studied law at King's College in London, graduating with an LLB with Honors in 1997.

BOARD OF DIRECTORS AFTER EFFECTIVE DATE OF RESIGNATIONS

     Upon the date that is ten (10) days after the later of the date this Information Statement is filed with the SEC and the date this Information Statement is mailed to the Company's shareholders, the Company shall accept and make effective the resignations of John W. Shaffer and Raymond J. Bills from the Company's Board of Directors. Upon the Company's acceptance of these resignations, the Company's Board of Directors will consist of Graham Norton-Standen (Chairman) and Tim Dean-Smith (Deputy Director).

     Neither of Messrs. Norton-Standen and Dean-Smith, nor any of their affiliates, has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between MK Secure Solutions and the Company that have been described herein. Neither of Messrs. Norton-Standen and Dean-Smith has a familial relationship with any director or executive officer of the Company. The number of equity securities of the Company or rights to acquire any such securities of the Company beneficially owned by Messrs. Norton-Standen and Dean-Smith are set forth below under the caption "Beneficial Ownership of the Company's Common Stock."



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

                        Officer and Director Compensation
                        ---------------------------------

EXECUTIVE OFFICER COMPENSATION

         The following table sets forth for each of the last three fiscal years ended March 31, 2004, 2003 and 2002, the remuneration paid by the Company to its executive officers.


                               Annual Compensation
                               -------------------

Name and                                                             All Other
Principal Position             Fiscal Year  Salary ($)   Bonus ($)   Compensation ($)
------------------             -----------  ----------   ---------   ----------------
Graham Norton-Standen             2004            -0-         -0-           -0-
Chairman, CEO, President
CFO and Treasurer

Andrew J. Kacic (1)               2004            -0-         -0-         3,750 (2)
Former Chairman and CEO           2003            -0-         -0-           -0-

(1) Mr. Kacic was the Chairman and Chief Executive Officer of the Company from November 2002 until his resignation on March 26, 2004.

(2) Consisted of 25,000 shares of Common Stock issued to Mr. Kacic under the Company's 2001 Employee Stock Compensation Plan, calculated based on the closing price of $.15 per share on the OTC Bulletin Board on March 25, 2004, the date of grant.

DIRECTOR COMPENSATION

     The Company paid compensation in the amount of $97,500 to each of Messrs. Shaffer and Bills during the fiscal year ended March 31, 2004. Each payment consisted of a grant of 650,000 shares of Common Stock. The grants were made under the Company's 2001 Employee Stock Compensation Plan for the services they performed since the date of their appointment to the Board in November 2002. The value of the compensation was calculated based on the closing price of $.15 per share on the OTC Bulletin Board on March 25, 2004, the date of grant. No other compensation was paid to any other director of the Company during the last completed fiscal year.


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

               Beneficial Ownership of the Company's Common Stock
               --------------------------------------------------

     The following table sets forth, as of April 23, 2004, information with respect to the securities holdings of all persons that the Company, pursuant to filings with the SEC and the Company's stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all officers and directors of the Company, both individually and as a group. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all Common Stock beneficially owned by that person or entity, subject to the matters set forth in the footnotes to the table below, and has an address of 130 Shaftesbury Avenue, London, England W1B5EU.

                                                             Amount and Nature
                                                               of Beneficial       Percentage
Name and Address of Beneficial Owner                             Ownership        of Class (1)
------------------------------------                             ---------        ------------
Graham Norton-Standen                                           1,500,000 (2)           4.9%

Tim Dean-Smith                                                  4,982,752 (3)          17.2%

Westvale Consultants Limited                                    3,332,752              11.6%

Andrew J. Kacic (4)                                                25,000                 *

John W. Shaffer (4)                                                40,000                 *

Raymond A. Bills (4)                                               35,034                 *

Confiance Limited as Trustees for MK EBT                        1,500,000               5.2%
5-7 Victoria Road
St. Peter Port
Guernsey Channel Islands GY1 1HU

Mercury Limited                                                 1,600,000               5.5%
CTV House
La Pouquelaye
St. Helier
United Kingdom JE2 3GF

Corporate Communications Network, Inc. (4)                        483,816               1.7%

All directors and executive officers as a group                 6,582,786              21.8%

---------------------

*    Less than one percent (1%).

(1) These percentages have been calculated based on 28,865,238 shares of Common Stock outstanding as of April 23, 2004.

(2) Includes 1,500,000 shares issuable upon the exercise of outstanding options.

(3) Includes 3,332,752 shares owned by Westvale Consultants Limited, over which Mr. Dean-Smith has sole voting and investment power, and 150,000 shares issuable upon the exercise of outstanding options.

(4) The address of this person is 7025 E. First Avenue, Suite 5, Scotsdale, Arizona 85251.









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

                                   Signatures
                                   ----------

     Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                           MailKey Corporation


                                           /s/  Graham Norton-Standen
                                           -------------------------------------
                                           Graham Norton-Standen
                                           Chairman and Chief Executive Officer

Dated: May 17, 2004










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